SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: July 11, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement on Resignation of Independent Supervisor

The supervisory committee of Sinopec Shanghai Petrochemical Company Limited (the “Company”) received the resignation letter from Mr. Zhou Yunnong (“Mr. Zhou”), an independent supervisor of the Company on 10 July 2014. Mr. Zhou resigned from his position of independent supervisor in the Company’s supervisory committee due to other work arrangements. According to the Articles of Association of Sinopec Shanghai Petrochemical Company Limited, Mr. Zhou’s resignation takes effect upon the submission of the resignation letter to supervisory committee of the Company on 10 July 2014. Mr. Zhou has confirmed that he has no disagreement with the supervisory committee of the Company and there are no matters relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

Mr. Zhou’s conduct was in strict accordance with relevant laws and regulations, and he had contributed effectively to the areas of improving supervision and the inspection system, as well as standardizing the corporate governance structure of the Company. These measures served to protect the legitimate rights of shareholders of the Company. The supervisory committee of the Company expresses its appreciation for his valuable contribution during his tenure of service.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 10 July 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

The Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Inside Information/

Overseas Regulatory Announcement

Announcement on Estimated Loss in Interim Results of 2014

This announcement is issued pursuant to Part XIVA of the Securities and Futures Ordinance (Cap. 571) of the Laws of Hong Kong and Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board of Directors of the Company and all the members of the Board warrant that the information in this announcement does not contain any false representations, misleading statements or material omissions, and jointly and severally accept responsibility for the true, accurate and complete information contained herein.

1.	Estimated results during the period

(1)	Period of estimated results: 1 January 2014 to 30 June 2014

(2)	Estimated results: based on preliminary estimates by the Finance Department of Sinopec Shanghai Petrochemical Company Limited (the “Company”), the operating results of the Company and its subsidiaries (the “Group”) are expected to record a loss for the six months ended 30 June 2014. Under China Accounting Standards for Business Enterprises, net loss attributable to equity shareholders of the Company is expected to be between RMB150 million and 180 million.

(3)	The estimated results have not been audited or reviewed by certified public accountants.

2.	Results for the corresponding period of the previous year

Under China Accounting Standards for Business Enterprises
Net profit attributable to equity shareholders of the Company (RMB’000)	438,020
Basic earnings per share (RMB per share)	0.061
Basic earnings per share (RMB per share) (Restated)*	0.041

*	Note: After the implementation of share capital increase from the capital reserve in December 2013, the Company’s total share capital increased from RMB7.2 billion to RMB10.8 billion.

3.	Reasons for the estimated loss in the interim results

In the first half of 2014, demand for petrochemicals in China remained sluggish and petrochemical prices weakened. In turn, prices of the Group’s major petrochemical products, including PX, butadiene, ethylene glycol and benzene dropped significantly, widening the loss in the petrochemical sector. Meanwhile, due to an exchange loss arising from the depreciation of the RMB in the first half of 2014, in contrast to the constant appreciation of the RMB last year, it resulted in a corresponding increase in the Group’s financial costs. In addition, the Group’s crude oil processing volume declined in the first half of the year as compared to the same period of the previous year due to factors such as market conditions and the balance of materials supply for upstream and downstream operations which, to some extent, negatively affected the profit of the Group’s refining sector.

The forecasts above represent preliminary estimates. Specific and accurate financial figures will be disclosed in the 2014 interim report to be officially announced by the Company. Investors are advised to pay attention to investment risks.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 10 July 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Implementation of 2013 Profit Distribution

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Implementation of 2013 Profit Distribution published by us on the website of Shanghai Stock Exchange and newspapers in the People’s Republic of China.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, July 10, 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang, Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Stock Code: 600688	Stock Abbreviation: Sinopec Shanghai	Announcement No.: Lin 2014-14

Sinopec Shanghai Petrochemical Company Limited

Announcement on Implementation of 2013 Profit Distribution

The Company’s board of directors and all members thereof warrant that this announcement contains no misrepresentations, misleading statements or material omissions, and they are jointly and severally responsible for the truth, accuracy and completeness of the contents of this announcement.

Important:

•	A cash dividend of RMB0.05 before tax will be distributed for each share

•	Cash dividend per share after tax: RMB0.0475 for unrestricted A shareholders as individuals or securities investment funds; RMB0.045 for restricted A shareholders as individuals; and RMB0.045 for shareholders as qualified foreign institutional investors (QFIIs)

•	Record date: July 17, 2014

•	Ex-rights (ex-dividend) date: July 18, 2014

•	Cash dividend distribution date: July 18, 2014

I.	The General Meeting at which the Distribution Plan was Adopted and the Date Thereof

The 2013 Profit Distribution Plan of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was deliberated and adopted at the Company’s 2013 annual general meeting on June 18, 2014. The announcement on resolution of the general meeting was published on China Securities Journal, Shanghai Securities News, Securities Times, and the website of Shanghai Stock Exchange on June 19, 2014.

II.	Profit Distribution Plan

1.	Year for which the distribution is to be made: 2013

2.	Scope of distribution: All the A shareholders of the Company that are registered at China Securities Depository and Clearing Corporation Limited, Shanghai Branch (“CSDCC Shanghai”) as of the close of Shanghai Stock Exchange in the afternoon of July 17, 2014.

3.	Distribution plan: Based on the total 10.8 billion shares as of December 31, 2013, the 2013 annual dividend distribution will be implemented at a rate of RMB0.05 per share (before tax), and RMB540 million in the aggregate.

Cash dividends per share to be distributed after tax: RMB0.0475 for unrestricted A shareholders as individuals or securities investment funds; RMB0.045 for restricted A shareholders as individuals; and RMB0.045 for shareholders as qualified foreign institutional investors (QFIIs).

4.	Notes on tax withholding

(1)	For the individual shareholders (including securities investment funds) holding the Company’s unrestricted A shares, in accordance with the relevant provisions of the Circular on Issues Concerning Implementing Differentiated Individual Income Tax Policies for Dividends and Bonuses from Stocks of Listed Companies (Cai Shui [2012] No. 85), a cash dividend of RMB0.0475 per share will be distributed after the individual income tax is withheld at the tax rate of 5%; for a shareholder whose shareholding period (which means a continuous period from the date when an individual shareholder acquires a listed company’s stocks from public offering or the secondary market to the date immediately before the date when the stocks are transferred and settled) is less than one month (inclusive), the applicable tax rate shall be 20%; if the shareholding period is more than one month but less than one year (inclusive), the applicable tax rate shall be 10%; and if the shareholding period is more than one year, the applicable tax rate shall be 5%. In the event of share transfer by an individual (including securities investment funds), CSDCC Shanghai shall calculate the tax payable according to such individual’s shareholding period; the part in excess of the tax already withheld shall be withheld from the capital account of such individual (including securities investment funds) and paid to CSDCC Shanghai by the share depositary institution such as securities company, which will then be transferred to the Company by CSDCC Shanghai within the first five business days of the next month. The Company will declare and pay such part of tax to the competent tax authority within the statutory declaration period in the month of the Company’s receipt of the tax.

(2)	For the qualified foreign institutional investors (QFIIs) holding the Company’s unrestricted A shares, according to the Circular on Issues Concerning the Withholding of Enterprise Income Tax on Dividends, Bonuses and Interests Paid to QFIIs by Chinese Resident Enterprises issued by the State Administration of Taxation on January 23, 2009 (Guo Shui Han [2009] No. 47) (the “Circular”), a cash dividend of RMB0.045 per share will be distributed after the enterprise income tax is withheld at the tax rate of 10%; and if the relevant shareholders think the dividend incomes received by them are entitled to the treatment under any tax treaty (arrangement), such shareholders may apply to the competent tax authority for such treatment in accordance with the Circular after receiving the dividends.

(3)	For the individual shareholders holding the Company’s restricted A shares, according to the provisions of the Circular on Issues Concerning Implementing Differentiated Individual Income Tax Policies for Dividends and Bonuses from Stocks of Listed Companies (Cai Shui [2012] No. 85), a cash dividend of RMB0.045 per share will be distributed after the individual income tax is withheld at a tax rate of 10%.

(4)	If there are non-resident enterprise shareholders (which has the same meaning as ascribed to it in the Enterprise Income Tax Law of the People’s Republic of China (the “Enterprise Income Tax Law”)) other than the abovementioned QFIIs, such shareholders shall pay income tax at the places where their incomes occur pursuant to the relevant provisions of Article 39 of the Enterprise Income Tax Law.

(5)	The A shareholders that are resident enterprises under the Enterprise Income Tax Law shall pay income taxes on their own, and a cash dividend actually distributed shall be RMB0.05 per share.

III.	Date of Implementation of Profit Distribution

1.	Record date: July 17, 2014

2.	Ex-rights (ex-dividend) date: July 18, 2014

3.	Cash dividend distribution date: July 18, 2014

IV.	Targets of Distribution

All the A shareholders of the Company that are registered at CSDCC Shanghai as of the close of Shanghai Stock Exchange in the afternoon of July 17, 2014.

V.	Method of Implementation

The cash dividends on the shares held by China Petroleum & Chemical Corporation will be distributed by the Company on its own. Cash dividends for the A shareholders other than China Petroleum & Chemical Corporation will be distributed by CSDCC Shanghai at the Company’s entrustment through its fund settlement system to the shareholders that are registered as of the record date (July 17, 2014) and have effectuated the designated transactions with the member units of Shanghai Stock Exchange. The shareholders that have fully effectuated the designated transactions may receive cash dividends from their designated stock trading outlets on the cash dividend distribution date, and cash dividends for the shareholders that have not effectuated the designated transactions will be temporarily kept by CSDCC Shanghai and distributed after the designated transactions are effectuated.

VI.	Contact Details for Inquiry

Hotline for investors: 021-57943143

Fax for investors: 021-57940050

Address: 48 Jinyi Road, Jinshan District, Shanghai

Postal code: 200540

VII.	Documents Available for Inspection

Resolution of the 2013 Annual General Meeting of Sinopec Shanghai Petrochemical Company.

Board of Directors

Sinopec Shanghai Petrochemical Company

July 10, 2014